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Cane & Company, LLC

Affiliated with O'Neill Ritchie Taylor Law Corporation
of Vancouver, British Columbia, Canada
                                                     ___________________________
Michael A. Cane*          Stephen F.X. O'Neill**     Gary R. Henrie+
Leslie L. Kapusianyk**    Michael H. Taylor***       Preston R. Brewer++


Telephone: (702) 312-6255
Facsimile: (702) 312-6249
E-mail:    telelaw@msn.com


2300 West Sahara Avenue
Suite 500 - Box 18
Las Vegas, NV  89102






VIA FACSIMILE (202) 942-9516

June 20, 2002

U.S. Securities & Exchange Commission
Division of Corporation Finance
450 4th Street NW
Washington, D.C.  20549

     Re:  Staco, Incorporated (the "Company")
          Registration Statement on Form SB-2
          Filed August 2, 2001
          File No. 333-66630

To Whom It May Concern:

Please be advised that the Company has made a decision to withdraw its registration statement on Form SB-2 because of changes in the business operations of the Company. The changes have been so substantial that it does not sense to the pursue the Form SB-2 in the format that it was originally filed.

If  you  have  any  questions,  please  do  not  hesitate  to  call.

Sincerely,


/s/ Gary R. Henrie

Gary R. Henrie




    *Licensed Nevada, California, Washington and Hawaii State Bars; ** British
                               Columbia Bar only;
   ***Nevada and British Columbia Bars; +Utah Bar only;  ++California Bar only